SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)*

                        LEVEL JUMP FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------

                                (Name of Issuer)


                     Common Stock, par value $.0025per share
-------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    52730A105
-------------------------------------------------------------------------------

                                 (CUSIP Number)


                                 Brice Scheschuk
                      c/o Level Jump Financial Group, Inc.
                           30 Broad Street, 28th Floor
                            New York, New York 10004
                                   Telephone:
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                February 15, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 52730A105                                         Page 2 of 5 Pages
---------------------------                           -------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Brice Scheschuk
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     81,890 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      81,890 Shares
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,890 Shares
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 52730A105                                        Page 3 of 5 Pages
-----------------------------                          ------------------------

       This Amendment No. 1 restates in its entirety the Schedule 13D filed by Brice Scheschuk ("Scheschuk") with respect to ownership of the Common Stock, par value $.0025 per share, of Level Jump Financial Group, Inc., a Florida corporation ("Issuer").

       The percentage of beneficial ownership reflected in this Amendment No. 1 is based upon 9,338,250 shares of Common Stock outstanding on February 15, 2001, based upon information known to the reporting person.

Item 1. Securities and Issuer

       The class of equity securities to which this statement relates is the Common Stock, par value $.0025 per share, of the Issuer, whose principal executive offices are located at 30 Broad Street, 28th Floor, New York, New York 10004.

Item 2. Identity and Background

       Scheschuk is a Canadian citizen. The business address of Scheschuk is c/o Level Jump Financial Group, Inc., 30 Broad Street, 28th Floor, New York, New York 10004. Prior to the events described in Items 3 and 4(b) below, Scheschuk was a director and the Secretary of the Issuer.

       Scheschuk has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

       Scheschuk has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

       On November 2, 2000, Scheschuk, Jacob International Inc. ("Jacob") and several other parties signed a Stock Purchase Agreement ("Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, as of February 15, 2001, Scheschuk transferred 790,625 shares of the Issuer's Common Stock for an aggregate purchase price of $33,220. Also on November 2, 2000, Scheschuk acquired by gift 81,890 shares of Common Stock.

Item 4. Purpose of Transactions

       Scheschuk disposed of the securities specified in Item 3 above in the ordinary course of his business activities. Scheschuk may undertake one or more of the actions set forth below.

       (a) Scheschuk may acquire additional securities or sell securities of the Issuer from time to time in the market or in private transactions.

       (b) In connection with the Stock Purchase Agreement, Scheschuk entered into a side agreement with Jacob, the Issuer, Level Jump Trading, Inc., a wholly-owned subsidiary of the Issuer ("Trading"), Robert Landau, David Roff and

CUSIP No. 52730A105                                        Page 4 of 5 Pages
-----------------------------                           -----------------------

Glen Akselrod ("Side Agreement") pursuant to which, among other things, Messrs. Landau, Roff, Scheschuk and Akselrod agreed to resign as directors and officers of the Issuer and appoint new directors and officers designated by Jacob. Jacob has designated Robert E. Singer, Marc H. Martin and Debra J. Hite-Gilbert for appointment to the Issuer's board of directors, to take office upon the resignation of the current directors. The resignations of Messrs. Landau, Roff, Scheschuk and Akselrod and the appointment of Messrs. Singer and Nathan and Ms. Hite-Gilbert will be effective on the tenth day after the Issuer files a statement on Schedule 14(f) with the SEC or, if later, the tenth day after distribution of the statement to the shareholders of the Issuer.

       Except as discussed above, Scheschuk does not have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

       Scheschuk is the beneficial owner of 81,890 shares of Common Stock of the Issuer. Scheschuk has sole voting and dispositive power over these shares. As a result of the Stock Purchase Agreement described above in Item 3, Scheschuk ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock and is currently the beneficial owner of less than one percent of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

       On November 2, 2000, Scheschuk signed the Stock Purchase Agreement and Side Agreement described above in Items 3 and 4(b), respectively.

Item 7. Material to be Filed as Exhibits

       1. Stock Purchase Agreement, dated as of November 2, 2000, between Jacob and each of the sellers listed on Schedule A attached thereto.

       2. Side Agreement, dated as of November 2, 2000, between the Issuer, Trading, Jacob, Robert Landau, David Roff, Brice Scheschuk and Glen Akselrod.

CUSIP No. 52730A105                                          Page 5 of 5 Pages
--------------------------                               ----------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2001


                                                     /s/ Brice Scheschuk
                                                    ---------------------------
                                                         Brice Scheschuk

                                                                       EXHIBIT 1



                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT, dated as of November 2, 2000 ("Agreement"), among each of the sellers listed on Schedule A hereto (individually a "Seller" and collectively the "Sellers", Jacob International Inc., a Wyoming corporation, and ("Buyer") and Graubard Mollen & Miller, a law firm having an office at 600 Third Avenue, New York, New York 10016 ("Escrow Agent") and counsel to the Sellers.

         WHEREAS, the Sellers desire to sell to the Buyer, and the Buyer desires to purchase from the Sellers, an aggregate of 5,949,750 shares of common stock, $.0025 par value per share ("Common Stock"), of Level Jump Financial Group, Inc., a Florida corporation ("Level Jump"), representing approximately 72% of the issued and outstanding Common Stock of Level Jump, on the terms and conditions set forth in this Agreement.

         NOW THEREFORE, the parties hereto agree as follows:

         1. Purchase and Sale of Shares. Subject to the terms and conditions herein set forth, each Seller hereby agrees to sell shares of Common Stock ("Purchased Shares") in the amount set forth opposite such Seller's name on Schedule A, and the Buyer hereby agrees to purchase all the Purchased Shares, in each case for a price of US$.04202 per Purchased Share ("Purchase Price") for an aggregate of US$250,000.

         2. Deposit of Purchased Shares and Purchase Price in Escrow. Within five business days after the day on which all the conditions to the sale of the Purchased Shares occurs, the Sellers shall deposit with Escrow Agent stock certificates representing all of the Purchased Shares, ("Stock Certificates") accompanied by executed stock powers in blank sufficient so that the Purchased Shares may be transferred after the Closing to Buyer, and Buyer shall deposit with Escrow Agent the Purchase Price in full by wire transfer (in the aggregate the Purchase Funds).

         3. Closing. The closing of the purchase and sale of the Purchased Shares ("Closing") shall take place at the offices of the Escrow Agent commencing at 10:00 a.m. on the second business day after which all of the Purchased Shares are deposited and the Purchase Funds are deposited into escrow ("Closing Date"); provided, however, that the Closing Date shall be no later than February 15, 2001. At the Closing, Escrow Agent shall (i) deliver the Stock Certificates and related stock powers to the Buyer, and (ii) transfer to each Seller the aggregate Purchase Price for the shares sold by such Seller in accordance with wire transfer instructions provided by the Seller. If the Closing does not take place on or before February 15, 2001, to the extent any of the Stock Certificates and any portion of the Purchase Funds have been or are thereafter delivered to Escrow Agent, Escrow Agent shall return such Stock Certificates to the Sellers, and such Purchase Funds to the Buyer.

         4. Representations of Sellers. Each Seller hereby represents and warrants, severally and not jointly, to the Buyer as follows. Each of such representations and warranties shall be deemed to have been given as of the date hereof and as of the date of the Closing:

         (a) Seller is the holder of record and beneficial owner of the Purchased Shares set forth opposite such Seller's name on Schedule A, free and clear of any security interests, liens or encumbrances, equities and claims, and Seller has not granted to any person or persons any options or other rights to buy, or proxies or other rights to vote, such Purchased Shares.

         (b) Seller has full legal power to execute and deliver this Agreement and to perform his or its obligations hereunder. All acts required to be taken by Seller to enter into this Agreement and to carry out the transactions contemplated hereby have been, or prior to the Closing Date shall have been, properly taken; and this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Seller in accordance with its terms will not, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any encumbrance pursuant to, or require the consent of any third party or governmental authority pursuant to, (i) any provision of the certificate of incorporation or by-laws, if any, of Seller, or
(ii) any franchise, mortgage, indenture or deed of trust or any material lease, license or other agreement or any law, regulation, order, judgment or decree to which Seller is a party or by which Seller (or any of his or its assets, properties, operations or businesses) may be bound, subject to or affected.

         (c ) Seller does not know of any facts that would cause him or it to believe that any of the documents filed by Level Jump since January 1, 2000 pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the rules and regulations thereunder, contained an untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading. Seller is not aware of any material change in the business, properties or condition, financial or otherwise, of Level Jump since the date on which the most recent report filed by Level Jump pursuant to the Exchange Act was filed except for the proposed sale of thestockpage.com inc., a wholly owned subsidiary of Level Jump, and quarterly consolidated financial results for September 30, 2000, which include revenues of approximately $247,000, a net loss of approximately $467,000 and net assets of approximately of $438,000. Level Jump expects to report a working capital deficit of approximately $225,000 at September 30, 2000.

         5. Representations of Level Jump. Level Jump, on the date of this Agreement represents and warrants that:

         (a) As of the date of this Agreement, there are a total of 8,269,750 issued and outstanding shares of Common Stock of Level Jump; and that as of the date of Closing, there will be 8,269,750 issued and outstanding shares of Common Stock of Level Jump, plus no more than 1,000,000 additional shares of Common Stock of Level Jump which may be sold for the reasonable market price per share after the date of this Agreement and prior to the Closing. The above amounts of issued and outstanding shares of Common Stock does not include the 5,912,500 shares of Common Stock issuable under the Support Agreement ("Support Agreement") and the Retractible Shares ("Retractible Shares") of thestockpage.com inc, which obligation shall terminate on the closing of the sale of thestockpage.com inc.

         (b) As of the date of this Agreement, except for options to purchase 469,725 shares of Common Stock issued and outstanding and the obligations of Level Jump under the Support Agreement and the Retractible Shares, there are no options, warrants, convertible debentures, employment agreements or contracts requiring the issuance of Common Stock of Level Jump:

         (c) That as of this date, there are a total of two issued and outstanding shares of preferred stock, $.0025 par value per share ("Preferred Stock"), of Level Jump.

         (d) To the best knowledge of Level Jump, the Sellers do not, directly or indirectly, own, control or otherwise have an equity interest in any shares of Level Jump Financial Group, Inc., save and except the 5,949,750 shares of Common Stock being sold hereunder and 688,000 shares of Common Stock that they will retain after Closing.

         (e) At Closing, Level Jump will deliver to Buyer a then current listing of all assets and all liabilities of Level Jump, and each of its subsidiaries, which listing shall show no material changes from the amounts set forth in the latest SEC filed report on Form 10-QSB or Form 10-KSB or other report; provided, such listing shall reflect such amounts as may be incurred in the ordinary course of business of Level Jump, and such extraordinary amounts as Buyer shall have approved in writing.

         (f) Notwithstanding the sale of thestockpage.com inc., Level Jump will remain the guarantor on certain lease obligations of thestockpage.com inc and Level Jump will continue to be indebted to thestockpage.com inc. for $ 580,000.

         6. Representations and Warranties of Buyer. The Buyer hereby represents and warrants to the Sellers as follows. Each of such representations and warranties shall be deemed to have been given as of the date hereof and as of the date of the Closing:

         (a) Buyer has full legal power to execute and deliver this Agreement and to perform his or its obligations hereunder. All acts required to be taken by Buyer to enter into this Agreement and to carry out the transactions contemplated hereby have been, or prior to the Closing Date shall have been, properly taken; and this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Buyer in accordance with its terms will not, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any encumbrance pursuant to, or require the consent of any third party or governmental authority pursuant to (i) any provision of the certificate of incorporation or by-laws, if any, of Buyer, or (ii) any franchise, mortgage, indenture or deed of trust or any material lease, license or other agreement or any law, regulation, order, judgment or decree to which Buyer is a party or by which Buyer (or any of his or its assets, properties, operations or businesses) may be bound, subject to or affected.

         (b) The Purchased Shares to be received by Buyer pursuant to the terms hereof are being acquired for investment for Buyer's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof. The Purchased Shares will be restricted in the hands of the buyer and subject to limitations on their sale. Accordingly, Buyer acknowledges that Level Jump or its transfer agent will place a legend denoting general Securities Act of 1933 restrictions on the sale or transfer of the Purchased Shares and the requirement of a legal opinion in connection with the sale or transfer of the Purchased Shares.

         (c ) Buyer has been given an opportunity to ask questions and receive answers from Sellers regarding the Purchased Shares and Level Jump and to obtain any additional information Sellers possessed or could have acquired without unreasonable effort or expense, including, without limitation, the proposed sale of thestockpage.com, inc. and the change in financial results for the three months ended September 30, 2000. The sale of thestockpage.com, inc., shall result in the elimination of the preferred stock outstanding of Level Jump and the obligation to issue shares under the Support Agreement and Retractible Shares, and there shall be no liabilities of Level Jump to thestockpage.com, inc. or its shareholders except for certain intercompany loans in the amount of $580,000 and guarantees for certain lease obligations of thestockpage.com inc.

         (d) Buyer has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Purchased Shares and has obtained, in Buyer's judgment, sufficient information from the Company to evaluate the merits and risks of an investment in the Company.

         (e) Buyer represents and warrants that he or it and/or each Buyer is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act.

         7. Conditions.

         (a) The obligations of the Buyer to consummate the purchase of the Purchased Shares are subject to satisfaction of the following conditions:

         (i) All of the representations and warranties of the Sellers herein are true and complete on the date hereof and on the Closing Date;

         (ii ) Simultaneously with the execution of this Agreement, Level Jump, Level Jump Trading, Inc., Buyer and Robert Landau, David Roff, Brice Scheschuk and Glen Akselrod shall have executed an agreement in the form of Exhibit A hereto ("Side Agreement");

         (iii) All of the actions to be taken by Level Jump pursuant to the Side Agreement that are required to be taken before the Closing Date shall have been taken at the times and in the manner specified in the Side Agreement;

         (iv) The National Association of Securities Dealers ("NASD") will have issued a restriction letter approving the sale of the Purchased Shares to the Buyer.

         (v) All material, required filings, notices and consents required by federal and state regulatory authorities and other parties for or in connection with the sale of the Purchased Shares will have been made, given, or obtained by the parties responsible therefore; and

(vi) As provided in this Agreement, prior to the Closing Date, the Sellers will have delivered to the Escrow Agent the Stock Certificates.

         (vii) Level Jump will have delivered the then current list of assets and liabilities of Level Jump.

         (b) The obligations of the Sellers to consummate the sale of the Purchased Shares are subject to satisfaction of the following conditions:

         (i) All of the representations and warranties of the Buyer herein are true and complete on the date hereof and on the Closing Date;

         (ii) Simultaneously with the execution of this Agreement, the Buyer, Level Jump and Level Jump Trading, Inc. shall have executed the Side Agreement;

         (iii) All of the actions to be taken by Buyer pursuant to the Side Agreement that are required to be taken before the Closing Date shall have been taken at the times and in the manner specified in the Side Agreement;

         (iv) The NASD will have issued a restriction letter approving the sale of the Purchased Shares to the Buyer.

         (v) All material, required filings, notices and consents required by federal and state regulatory authorities and other parties for or in connection with the sale of the Purchased Shares will have been made, given, or obtained by the parties responsible therefore; and

         (vi) As provided in this Agreement, prior to the Closing Date, the Buyer will have delivered to the Escrow Agent the Purchase Funds.

         8. Escrow Agent. Escrow Agent is serving hereunder solely as a convenience to the parties to facilitate a Closing and Escrow Agent's sole obligation under this Agreement is to act with respect to the Stock Certificates and Purchase Funds as described in Section 2 of this Agreement. Escrow Agent shall not be liable to any Seller or Buyer or any other person or entity in respect of any act or failure to act by Escrow Agent hereunder or otherwise in connection with serving as Escrow Agent unless Escrow Agent has acted in a manner constituting gross negligence or willful misconduct. Escrow Agent shall be indemnified by the Sellers and Buyer, jointly and severally, against any claim made against it (including reasonable attorney's fees) by reason of its acting or failing to act in connection with this transaction except as a result of its gross negligence or willful misconduct. Buyer acknowledges that Escrow Agent is serving as counsel to the Sellers in this transaction and its services as the escrow agent to facilitate the Closing shall not prevent or disqualify Escrow Agent from serving as counsel to any of the Sellers now or in the future. Sellers and Level Jump, jointly and severally agree to pay all the expenses of Escrow Agent in connection with this Agreement, including but not limited to attorneys fees and expenses.

         9. Indemnification. Each Seller, severally and not jointly, shall indemnify and hold harmless the Buyer and its respective heirs, executors, legal representatives, successors and assigns from and against any losses, damages, expenses or liabilities, including, without limitation, reasonable attorneys' fees, that may be sustained, suffered or incurred by Buyer, its respective heirs, executors, legal representatives, successors and assigns, arising from or in connection with the breach of any of such Sellers' representations and warranties set forth in paragraphs 4(a) and (b) of this Agreement. Each Buyer, severally and not jointly, shall indemnify and hold harmless the Sellers and their respective heirs, executors, legal representatives, successors, and assigns, from and against any losses, damages, expenses or liabilities, including, without limitation, reasonable attorneys' fees, that may be sustained, suffered or incurred by the Sellers arising from or in connection with the breach of any of such Buyer's representations or warranties hereunder.

         10. Miscellaneous.

         (a) The warranties, representations, covenants and indemnities of the Sellers and the Buyer contained in or made pursuant to this Agreement shall survive the closing of the transaction contemplated by this Agreement, however they shall be limited by any investigation of the subject matter thereof made by or on behalf of any of the Buyer or Sellers.

         (b) This Agreement shall be binding upon and inure to the benefit of each party hereto, and its respective heirs, executors, legal representatives, successors and permitted assigns. This Agreement may not be transferred or assigned except by a writing signed by all the parties hereto. This Agreement constitutes the entire understanding and agreement between the parties with regard to the subject matter hereof and may not be amended or modified except by a written agreement specifically referring to this Agreement signed by all the parties. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

         (c ) This Agreement shall be governed by and construed under the internal laws of the State of New York, disregarding any principles of conflicts of laws.

         (d) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Agreement or documents incident hereto or between the parties hereto by exchange of electronically-transmitted facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of the document by such party and such electronically-transmitted facsimile copies shall constitute enforceable original documents.

         (e) The Sellers represent that they neither are nor will be obligated for any finder's fee or commission in connection with this transaction. The Buyer represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Seller agrees, severally and not jointly, to indemnify and hold harmless the Buyer from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Seller or any of his or its representatives is responsible. Buyer agrees to indemnify and hold harmless the Sellers from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Buyer or any of his or its representatives is responsible.

         (f) In the event that any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, unless such provision is narrowed by judicial construction, this Agreement shall, as to such jurisdiction, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable. If, notwithstanding the foregoing, any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or unenforceability, without invalidating the remaining portion of such provision or the other provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

         (g) Any notice required or permitted under this Agreement shall be given in writing and shall either be delivered personally or sent by certified mail, return receipt requested, postage prepaid, or by Federal Express next business day service with signed receipt required, if to a Seller, at his or its address set forth on Schedule A, if to the Buyer, at his or its address at 1980 Post Oak Blvd., Suite 1777, Houston, Texas 77056, (telephone number 713-961-4004; fax number 713-961-2940) Attention: Martin R. Nathan, Attorney; and if to the Escrow Agent, to its address at 600 Third Avenue, 32nd Floor, New York, New York 10016, (telephone number 212-818-8614; fax number 212-818-8881)
Attention: Andrew D. Hudders, or to such other address as any shall have specified by notice in writing to the other, and shall be deemed duly given hereunder when so delivered. A copy of any notice to a Seller shall be sent to Andrew D. Hudders, Esq., Graubard Mollen & Miller, 600 Third Avenue, New York, New York 10016-2097, and a copy of any notice to Buyer shall be sent to Martin
R. Nathan, Esq. at 1980 Post Oak Blvd., Suite 1777, Houston, Texas 77056.

         (h) The section headings are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope or intent of any provision of this Agreement.

         (i) This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties.

         (j) The failure of the Closing to occur and the return by the Escrow Agent of all documents, monies and other things deposited with it pursuant to this Agreement and the Side Agreement shall not act as a waiver by any party of any claims such party may have against any other party for any breach of this Agreement or the Side Agreement.

         (k) This Agreement, and any addendum attached hereto when signed by the parties, sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by the party to be charged.

         11. Binding Arbitration in New York.

         The parties hereto conclude that any claim, demand, cause of action or controversy between the parties hereto involving any dispute or claim by, through or under, or the construction or application of any terms, covenants, or conditions of, this agreement, or any agreement executed incident hereto, shall on the written request of one party served upon the other, shall be heard and resolved by binding and final arbitration held in the English language governed by the provisions of the Federal Arbitration Act as it may be amended; provided, that arbitration shall be conducted in New York City, New York and be conducted under the auspices of the American Arbitration Association ("AAA"). The FAA rules shall apply, and the AAA rules shall apply if not in conflict with the FAA rules. All evidence shall be subject to the Federal Rules of Civil Evidence and further provided that a party may seek discovery of third parties by seeking an order from a Court of appropriate jurisdiction. Arbitration shall be before one
(1) arbitrator (a) selected by mutual agreement of the parties reached fifteen
(15) days after the AAA has sent confirmation of notice of filing of the demand for arbitration, or, (b) if no mutual agreement can be reached within that time, appointed by the AAA. Such arbitrator shall be an attorney at law who has practiced law for at least ten (10) years in either general commercial litigation or general corporate and commercial matters. The arbitrator shall not be empowered to award punitive damages or damages in excess of actual damages. Any award of arbitration shall be in United States Dollars if monetary in nature, shall be final and legally binding, may be entered into judgment in any court of competent jurisdiction, and may be enforced in any jurisdiction in which the party against whom enforcement is sought maintains assets. Except as required by applicable law, all arbitration and related proceedings and any evidence submitted therein (and particularly, but without limitation, any trade secrets, intellectual property and other information in which either of the parties has an expectation of privacy) shall be kept confidential.

         IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first above written.


SELLERS:                                     BUYER:

Robert Landau                                Jacob International Inc.

__________________________                   By_________________
                                                 Name: Marc H. Nathan
                                                 Title: President
ZDG Holdings Inc.


By:_______________________
     Authorized Signatory

Al Landau

--------------------------

David Roff

--------------------------

Harvey Roff

--------------------------

Lisa Roff

--------------------------

Brice Scheschuk

--------------------------

Glen Akselrod

--------------------------

Alan Akselrod

--------------------------

                                   Schedule A


Sellers *                    Shares Being Sold            Sale Price
-------                      -----------------            ----------

Robert Landau                      389,768                   $16,377

ZDG Holdings Inc.                2,103,750                   $88,397

Gloria Miller                       50,000                    $2,101

David Roff                       1,630,982                   $68,532

Kevin Wagman                       150,000                    $6,303

Brice Scheschuk                    790,625                   $33,221

Glen Akselrod                      790,625                   $33,221

Michael Khozin                      44,000                    $1,849




*        The address of each Seller is
         c/o Robert Landau
         121 Richmond St. W.
         7th Floor
         Toronto, Ontario M5H 2K1
         Canada

                                                                       EXHIBIT 2

                                LOCK-UP AGREEMENT



                                          __________________, 2000


Level Jump Financial Group, Inc.
133 Richmond Street, West
Suite 401
Toronto, Ontario
Canada M5H 2L3


Ladies and Gentlemen:

         To induce Level Jump Financial Group, Inc. ("Company") to enter into and perform the terms of the Side Agreement for Trading, dated as of November 2, 2000, which agreement is among several parties including the undersigned, the undersigned, a stockholder of the Company, agrees not directly or indirectly:

         (A) sell, offer or contract to sell, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of ("Transfer") any legal or beneficial interest in any shares of common stock, $.0025 par value, of the Company ("Common Stock"), any securities convertible into or exercisable or exchangeable for shares of Common Stock, or any warrants, options, or other rights to purchase, subscribe for, or otherwise acquire any shares of Common Stock (including, without limitation, any such shares, securities or rights that may be deemed to be beneficially owned by the undersigned in accordance with the Rules and Regulations of the Securities and Exchange Commission ("Commission")), all as are owned as of the date of this letter (collectively, the Restricted Securities"); or

         (B) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of any Common Stock, whether such swap transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

for a period of two years commencing the date of this letter.

         Notwithstanding the foregoing, the undersigned may Transfer any or all of the Restricted Securities, either during the undersigned's lifetime or on the undersigned's death, by gift, will or intestate succession, to the undersigned's "family member" or to trusts, family limited partnerships and similar entities for the benefit of the undersigned or the undersigned's "family members"; provided, however, that in any such case it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provision of this letter agreement, and there shall be no further Transfer of the Restricted Securities except in accordance with this letter agreement. For purposes of this paragraph, "family member" shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transfer's spouse.

         In addition, notwithstanding the foregoing limitations, the undersigned may Transfer the Restricted Securities during the effective period of this letter agreement as follows: (i) during the three month period commencing the date of this letter, the undersigned may Transfer up to one quarter of the Restricted Securities held on the date of this letter, and (ii) during each of the next seven, three month periods, commencing on the three month anniversary of the date of this letter, the undersigned may sell 10.7% of the Restricted Securities held on the date of this letter. To the extent that any Restricted Securities that are eligible to be sold in a period are not sold, that amount may be sold in any of the succeeding periods as the undersigned determines.

         This letter agreement will be legally binding on the undersigned and on the undersigned's heirs, successors, executors, administrators, conservators and permitted assigns, executed as an instrument governed by the internal laws of the State of New York.


                                            Very truly yours,


                                            -----------------------------
                                            Signature of Shareholder


                                            -----------------------------
                                            Print Name of Shareholder


                                            -----------------------------
                                            Address of Shareholder

Number and description of restricted securities

--------------------------------------

--------------------------------------

--------------------------------------